

Mail Stop 4631

October 25, 2016

Via E-mail
Benjamin Ridding
Chief Executive Officer
Global Cosmetics, Inc.
Pavilion 96, Kensington High Street
Kensington, London, W8 4SG

> **Re:** **Global Cosmetics, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed October 11, 2016**
> **File No. 333-211050**

Dear Mr. Ridding:

We have reviewed your registration statement and have the following comments.

General

1. We note your response to comment 2 of our letter dated August 12, 2016, and we reissue the comment. Please amend your prospectus to disclose that you are a shell company.

Cover Page of the Prospectus

2. Please state on the cover page of the prospectus rather than the registration statement cover page that you are not a blank check company and do not have any intention to engage in a merger or other business combination.

Dilution, page 21

3. We are reissuing our comment number 10 from our letter dated May 24, 2016. Please clarify your statement on page 21, and elsewhere throughout your registration statement, that you will issue Mr. McCulloch one share of common stock for each 10 shares of common stock sold in the offering. It appears you intend to issue 888,888 shares to Mr. McCulloch if you sell 8,000,000 shares in the offering, to preserve his 10% ownership interest after the offering.

4. Similar to our comment number 9 from our letter dated May 24, 2016; we note your disclosure on page 22 that the net tangible book value per share of your existing stockholders will be decreased by $0.0068 per share without any additional investment

on their part as a result of this offering. Based on our recalculation, it would appear that the existing shareholders would receive an increase of $0.0258 in their book value per share. Our recalculation is based on adding the final book value per share of $0.0118 per share after the offering to the existing book value per share of ($0.014) as of June 30, 2016.

Description of Business, page 26

5. In risk factor "If we do not effectively implement measures to sell our products…" on page 11, you indicate that you are presently distributing cosmetics. Please expand here upon your past and present product distributions. We note disclosure elsewhere that you have generated no revenue to date. Please include disclosure explaining how you have distributed products but generated no revenue.

Financial Statements, page 31

6. We note your response to comment 13 of our letter dated August 12, 2016, and we reissue the comment. Please update your latest amendment to also include the report of your independent public accounting firm.

Going Concern, page 35

7. We note your response to comment 10 of our letter dated August 12, 2016, and we reissue the comment. You continue to disclose on page 5 that you have no agreements, commitments or understandings with Mr. Ridding to provide additional loans to your business. Please reconcile that disclosure with your disclosure here that your management believes you will be able to operate for the coming year by, among other finance activities, obtaining additional loans from Mr. Ridding.

Certain Relationships and Related Party Transactions, page 39

8. Please clarify in the second paragraph in this section that referenced amounts are due to and not from Mr. Ridding. Please make similar revisions elsewhere throughout your registration statement where you discuss loans from Mr. Ridding.

Item 16. Exhibits, page 41

9. Please note that you are required to file fair and accurate English translations of non-English documents. Please file fully-translated versions of exhibits 10.7 and 10.11 with your next amendment. See Rule 306 of Regulation S-T.

You may contact Ameen Hamady, Staff Accountant, at (202) 551-3891 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Ronne, Staff Attorney, at (202) 551-6156 or me at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director
Office of Manufacturing and
Construction

cc: Steven J. Davis, Esq.